April 6, 2016

VIA EDGAR CORRESPONDENCE

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553

Re:     Kraton Performance Polymers, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 24, 2016
File No. 1-34581

Dear Mr. Cash:

Set forth below is the response of Kraton Performance Polymers, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 31, 2016, with respect to the above referenced Form 10-K for the year ended December 31, 2015, filed on February 24, 2016.
Responses to the Staff’s comments are set forth below and are keyed to the numbered comments in the comment letter. For your convenience, we have also included the text of the Staff’s comments in bold, followed by the Company’s response.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kraton Performance Polymers, Inc.
15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com

Selected Financial Data, Page 32

1.
We note you determine your estimated current replacement cost (ECRC) of raw materials at the beginning of each month and use your global enterprise resource planning system to revalue your ending inventory of raw materials based on ECRC for the purpose of calculating the spread between FIFO and ECRC. Please tell us and expand your disclosure in future filings to further clarify the basis of your ECRC determination.

Response
We use butadiene, styrene and isoprene (also referred to as monomers) as our primary raw materials in manufacturing our products.  We procure a substantial majority of our monomers from U.S. suppliers pursuant to contractual arrangements generally having terms ranging from one to two years, subject to renewal conditions.

Our estimated current replacement cost, “ECRC,” is based on our expectation of the current cost of our significant raw material inputs based on our contractual agreements with suppliers.  ECRC is developed monthly based on actual market-based contracted rates and spot market purchase rates that are expected to occur in the period.  We then adjust the value of the significant raw material inputs and their associated impact to finished goods to the current replacement cost to arrive at an ECRC value for inventory and cost of goods sold.

In response to the Staff's comment, the Company will include in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 and applicable future filings the following additional language to clarify the basis of determining ECRC:

“Although we report our financial results using the FIFO basis of accounting, as part of our pricing strategy, we measure our business performance using the ECRC of our inventory and cost of goods sold. Our ECRC is based on our current expectation of the current cost of our significant raw material inputs.  ECRC is developed monthly based on actual market-based contracted rates and spot market purchase rates that are expected to occur in the period.  We then adjust the value of the significant raw material inputs and their associated impact to finished goods to the current replacement cost to arrive at an ECRC value for inventory and cost of goods sold. The result of this revaluation from FIFO creates the spread between FIFO and ECRC. We maintain our perpetual inventory in our global enterprise resource planning system, where the carrying value of our inventory is determined using FIFO. With inventory valued under FIFO and ECRC, we then have the ability to report cost of goods sold and therefore Adjusted Gross Profit, Adjusted EBITDA, and Adjusted Diluted Earnings Per Share under both our FIFO convention and ECRC”.

Kraton Performance Polymers, Inc.
15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38

2.
We note on page 7 that you sold your Belpre, Ohio compounding unit in January 2016. We further note Specialty Polymers revenue totaling $350.7 million represented approximately 34% of total revenue in 2015. Please tell us how much of your Specialty Polymers revenue was generated by the Belpre unit in 2015.

Response
Our Specialty Polymer revenue generated by the Belpre Compounding unit was approximately $42.0 million during the year ended December 31, 2015.  The Belpre Compounding unit will continue to produce product under a compounding manufacturing agreement for a transition period of up to two years for PolyOne. In addition, we also entered into a seven year exclusive polymer supply agreement with PolyOne for the sale of raw material used in the compounding process. Taking into consideration the future polymer sales under the supply agreement, the net revenue impact resulting from the sale of the compounding business is less than two percent of the Company’s consolidated revenue for fiscal year 2015.

Income Tax Expense (Benefits), page 39

3.
We note that your tax reconciliation on page F-30 includes significant foreign tax rate differential adjustments that affected your effective tax rates. Please tell us and expand your disclosure in MD&A in future filings by providing additional details regarding the composition of the foreign tax rate differentials. In this regard, please specify which of your foreign jurisdictions had a more significant impact on your foreign tax rate differential for each period presented, the statutory tax rates in these jurisdictions and how they contributed to the change in your overall effective tax rate.

Response
In response to the Staff’s comment, our effective tax rate differs from the statutory tax rate of 35% primarily due to the pre-tax income/loss earned in the foreign jurisdictions, as represented by the foreign rate differential. The Company will include in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 and applicable future filings a discussion similar to that provided below regarding the specific foreign jurisdictions that had a more significant impact on our foreign rate differential for each of the periods presented in our MD&A.

“For the year ended December 31, 2015, our pre-tax earnings in the Netherlands decreased our effective tax rate, while our pre-tax loss in Taiwan increased our effective tax rate.  The statutory tax rates for the Netherlands and Taiwan is 25% and 17%, respectively.”

“For the year ended December 31, 2014, our pre-tax loss in the Netherlands and Taiwan increased our effective tax rate.  The statutory tax rates for the Netherlands and Taiwan is 25% and 17%, respectively.”

“For the year ended December 31, 2013, our pre-tax income in the Netherlands decreased our effective tax rate.  The statutory tax rate for the Netherlands is 25%.”

Kraton Performance Polymers, Inc.
15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com

*    *    *    *    *

Please direct any comments or questions regarding this filing to the undersigned at (281) 504-4760.
Very truly yours,

/s/ Stephen E. Tremblay
Stephen E. Tremblay
Chief Financial Officer

cc:	James L. Simmons

Kraton Performance Polymers, Inc.

Timothy S. Taylor
Baker Botts L.L.P.

Johnathan S. Zoeller
KPMG LLP

Kraton Performance Polymers, Inc.
15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com